

Nine months 2008 sales: accelerated growth momentum

Geneva, 8 October 2008. In the first nine months of 2008, the business of Givaudan has again proven resilient with above market growth. In a difficult economic environment, Givaudan achieved sales of CHF 3,149 million, an increase of 9.8% in local currencies and 1.4% in Swiss francs.

On a pro forma basis, as if Quest had already been consolidated since 1 January 2007 and excluding the impact of the portfolio streamlining, sales grew 3.4% in local currencies.

The integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010. Givaudan is well positioned to again grow above market as of 2009 and to reach pre-acquisition margin levels by 2010. In the coming five years, 2009-2013, Givaudan aims at creating CHF 620 million of incremental sales on top of the market growth. These incremental sales are expected to stem from a bigger share in developing countries, a strategic move into regional and smaller clients as well as an incremental share with top tier customers, feminine fine fragrances, in household products and food service. Furthermore Givaudan has made substantial progress in developing the market of health and wellness; mainly in the areas of sugar and salt reduction.

Sales January – September in actual terms [1)]

in millions CHF	2008	2007	Change in %	
			In CHF	in local currencies
Fragrance Division	1,463	1,430	2.3	10.7
Flavour Division	1,686	1,675	0.7	9.0
Total	**3,149**	**3,105**	**1.4**	**9.8**

1) In actual terms, 2007 sales contain first nine months sales 2007 of Givaudanand March to September 2007 sales of Quest.

Sales January – September in pro forma terms [2)]

in millions CHF	2008	2007	Change in %		
			In CHF	in local currencies	In local currencies, excluding streamlining
Fragrance Division	1,463	1,559	-6.2	1.5	2.1
Flavour Division	1,686	1,781	-5.3	2.6	4.5
Total	**3,149**	**3,340**	**-5.7**	**2.1**	**3.4**

2) The pro forma figures shown in the table above assume that the Quest acquisition had occurred on 1 January 2007.

Fragrance Division

The Fragrance Division recorded nine months sales of CHF 1,463 million, which represents a growth of 1.5% in local currencies and a decline of 6.2% in Swiss Francs. Excluding the impact of the portfolio streamlining, sales grew 2.1% in local currencies. All core businesses, Consumer Products, Fine Fragrances and specialty ingredients showed a healthy growth.

Fine Fragrances

Fine Fragrance sales continue to show an improving trend. Year to date sales now show modest growth compared to last year as the launch of new wins more than offset the underlying market weakness. In spite of the difficult economic environment in North America, sales growth was well above market, driven by new launches at several of the company's key accounts. In Europe growth was more modest, whilst Latin American sales were in line with last year.

Consumer Products

The Consumer Products business unit delivered good growth, driven by both, international and regional customers. In Asia Pacific sales showed growth across all customer groups, driven by solid results in India, Indonesia and Vietnam. Strong growth in the markets of Eastern Europe and Africa more than offset the somewhat weaker performance in the Middle East countries and in some West European markets. In Latin America, the strong growth of Mexico and Venezuela could not offset the weaker sales in Brazil and Argentina, leading to a marginal decline. Sales in North America are slightly below last year, despite strong results achieved with local customers.

The strongest sales performance was recorded in the fabric and personal care segments.

Fragrance Ingredients

Sales of fragrance ingredients continued to grow above prior year, driven by the continued good double digit performance of specialities. The discontinuation of sales of lower value adding ingredients amounted to CHF 9 million.

Flavour Division

The Flavour Division recorded nine months sales of CHF 1,686 million, an increase of 2.6% in local currencies and a decline of 5.3% in Swiss Francs. In the first nine months, the discontinuation of commodity ingredients and the St. Louis divestment impacted sales by CHF 33 million. Excluding this effect, the Flavour Division would have reached a growth of 4.5% in local currencies.

Globally, sales developed positively, driven by double digit growth in the developing markets of Europe, Africa, the Middle East and Asia Pacific. Continued strong performance in North America was driven by new wins in the foodservice and snack segments, whilst Latin American sales were slightly ahead of prior year strong comparables. All major segments delivered good growth for the first nine months with strong results coming from the savoury, snack and food service segments.

AsiaPacific

Sales in Asia Pacific grew at a mid single digit rate during the first nine months, despite a very strong prior year comparable. The developing markets of India and Indonesia delivered exceptional performance, posting strong growth rates, whilst the mature markets growth was hampered by Japan's weak beverage consumption. From a business segment perspective, all major segments grew well, with the strongest performance coming from savoury and confectionery.

Europe, Africa and Middle East

European sales continued to deliver solid performance, resulting in a mid single-digit growth. The developing markets of Africa, Middle East, Central and Eastern Europe grew at double digit rates, whilst the mature markets posted low single digit growth. All major segments showed a good performance thanks to new wins and the growth of existing business, especially in savoury, snacks and beverages.

North America

Nine month sales in North America showed solid growth as a result of strong gains from new wins in the savoury, snack and dairy segments, whilst the beverage and confectionery segments declined. In food service, several new wins resulted in high double digit sales gains.

Latin America

Latin American sales grew despite strong comparables. Argentina continued to post double digit growth rates, driven by new wins and growth from existing business. Overall beverage sales delivered a high single digit growth rate, whilst savoury and dairy posted moderate growth.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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